VIA EDGAR

July 3, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Benjamin Holt

Re:	Haymaker Acquisition Corp. 4
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 12, 2023
CIK No. 0001970509

Dear Mr. Holt:

Haymaker Acquisition Corp. 4 (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 23, 2023, regarding the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted with the Commission on June 12, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response. Disclosure changes have been made in the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 12, 2023

"No founder shares will be forfeited . . . .", page 71

1.	Please revise the disclosure in this risk factor to elaborate on how you determined that the owners of public shares would experience immediate dilution of $(3.13) per public share, and clarify, if true, that this is in addition to the reduction in the implied value of the public shares at the time of a business combination described in the immediately preceding risk factor "The nominal purchase price paid by our sponsor . . . ."

We respectfully inform the Staff that, as a result of a change in the terms of the Company’s offering, the Company will no longer be pursuing the possibility of a Potential Extension Redemption. As a result, we have removed all disclosure relating to the Potential Extension Redemption from the Registration Statement, including the referenced risk factor.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Lijia Sanchez, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Steven Heyer
Steven Heyer
Chief Executive Officer

cc:  Ellenoff Grossman & Schole LLP